

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2023

Tom Croal
Chief Financial Officer
GEN Restaurant Group, Inc.
11472 South Street
Cerritos, CA 90703

>   **Re: GEN Restaurant Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 14, 2023**
>   **File No. 333-272253**

Dear Tom Croal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 14, 2023

Dilution, page 65

1.   Please revise your dilution table to begin with historical net tangible book value. Please refer to the guidance in Item 506 of Regulation S-K. In addition, please revise your dilution table to separately present the pro forma net tangible book value and per share amount to show the impact of the corporate reorganization and the offering. Also disclose in the footnote the total number of shares of common stock outstanding used to calculate each pro forma net tangible book value.

You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Wardle, Esq.